Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated August 23, 2007

Final Term Sheet related to the Prospectus dated February 5, 2007 and the Prospectus Supplement dated February 5, 2007

Enhanced Participation Index-Linked Note
Linked to the S&P 500® Index

August 23, 2007
Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	S&P 500® Index (Bloomberg: “SPX”)

Issue Price:	100% of face amount

An additional aggregate face amount of notes may be sold after the initial trade date but prior to settlement date. The issue price of the notes in any subsequent sale may differ substantially (higher or lower) from the original issue price.

Face Amount:	Each note will have a face amount equal to USD 1000; USD 9,846,000 in the aggregate for all the offered notes

Denominations:	USD 1,000 and integral multiples of USD 1,000 thereafter

Trade Date:	August 23, 2007

Settlement Date:	September 7, 2007, unless postponed due to a market disruption event or otherwise

Stated Maturity Date:	October 7, 2008, unless postponed one day due to non-business days

Determination Date:	September 23, 2008, unless postponed due to a market disruption event or otherwise

Initial Index Level:	1467.80

Final Index Level:	The closing level of the index on the determination date

Participation Level:	300%

Index Cap:	106.05% of the initial index level

Maximum Redemption:	118.15% of the face amount

Index Return:	The result of (1) the Final Index Level minus the Initial Index Level divided by (2) the Initial Index Level, expressed as a percentage

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Index Level >= Index Cap, Maximum Redemption

If Initial Index Level <= Final Index Level < Index Cap, Face Amount + (Face Amount × Participation Level × Index Return)

If Final Index Level < Initial Index Level, Face Amount × (100% + Index Return)

This note is not principal protected. Investors can lose up to 100% of the principal invested.

Calculation Agent:	Goldman, Sachs & Co.

CUSIP:	R2188Y882

Disclaimers

“Standard & Poor’s®”, “S&P®”, “Standard & Poor’s 500” and “S&P 500®” are trademarks of The McGraw Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The pricing supplement will contain a more detailed description of the limited relationship Standard & Poor’s® has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.